SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)

Citizens Financial Corporation
(Name of Issuer)
Class A Common Stock, No Par Value
(Title of Class of Securities)
174613 20 8
(CUSIP Number)
Darrell R. Wells 4350 Brownsboro Road, Suite 310 Louisville, Kentucky 40207 (502) 897-0182
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Not applicable - Voluntary Amendment
(Date of Event when Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

CUSIP No. 174613 208

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). See Attachment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Individuals are U.S. citizens. See Item 1 on the Attachment for place of organization of other Reporting Persons.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER See Attachment
	8	SHARED VOTING POWER See Attachment
	9	SOLE DISPOSITIVE POWER See Attachment
	10	SHARED DISPOSITIVE POWER See Attachment
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Attachment
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Attachment
14	TYPE OF REPORTING PERSON See Attachment

ATTACHMENT TO AMENDMENT
NO. 9 TO SCHEDULE 13D

ISSUER:  CITIZENS FINANCIAL CORPORATION

1.           NAME OF REPORTING PERSONS

IRS IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Darrell R.Wells	N/A
Margaret A.Wells	N/A
SMC Retirement Trust, Darrell R.Wells Individual Trust	61-0733969
Security Trend Partners (a Kentucky limited partnership)	37-6084326
Exbury Partners (a Kentucky limited partnership)	61-0851188
SMC Advisors, Incorporated (a Kentucky corporation)	61-0981341
Commonwealth Bancshares, Inc. (a Kentucky corporation)	61-1001327
Commonwealth Bank and Trust Company, Trustee for Darrell R.Wells Irrevocable Trust	61-6185309
Darrell R.Wells Money Pension Plan	61-6085280
7.         SOLE VOTING POWER
Darrell R.Wells (See Item 5(b))	3,556
Margaret A.Wells	97
8.    SHARED VOTING POWER

Darrell R.Wells (See Item 5(b))	269
Commonwealth Bancshares, Inc.	269

9.           SOLE DISPOSITIVE POWER

See Row 7.

10.           SHARED DISPOSITIVE POWER

See Row 8.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Darrell R.Wells	3,922*
Margaret A.Wells	97
SMC Retirement Trust, Darrell R.Wells Individual Trust	266
Security Trend Partners	1,261
Exbury Partners	462
SMC Advisors, Incorporated	32
Commonwealth Bancshares, Inc.	269
Commonwealth Bank & Trust, Trustee for Darrell R.Wells Irrevocable Trust	176
Darrell R.Wells Money Pension Plan	356
 *  Includes shares owned of record by Darrell R. Wells and all other Reporting Persons named herein.

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

Darrell R.Wells	70.7%**
Margaret A.Wells	1.7%
SMC Retirement Trust, Darrell R.Wells Individual Trust	4.8%
Security Trend Partners	22.7%
Exbury Partners	8.3%
SMC Advisors, Incorporated	0.6%
Commonwealth Bancshares, Inc.	4.8%
Commonwealth Bank & Trust, Trustee for Darrell R.Wells Irrevocable Trust	3.2%
Darrell R.Wells Money Pension Plan	6.4%
*  Percentage ownerships of the Reporting Persons have been calculated based upon 5,550 shares of the Issuer’s Class A Common Stock issued and outstanding as of November 14, 2007.

**  Includes shares owned of record by Darrell R. Wells and all other Reporting Persons named herein.

14.           TYPE OF REPORTING PERSON

Darrell R. Wells - IN
        Margaret A. Wells - IN
       SMC Retirement Trust, Darrell R. Wells Individual Trust - OO
       Security Trend Partners - PN
       Exbury Partners - PN
       SMC Advisors, Incorporated - IA, CO
       Commonwealth Bancshares, Inc. - HC, CO
       Commonwealth Bank & Trust, Trustee for
            Darrell R. Wells Irrevocable Trust  - OO
       Darrell R. Wells Money Pension Plan - OO

CITIZENS FINANCIAL CORPORATION AMENDMENT NO. 9 TO SCHEDULE 13(D)

ITEM 1. -                      Security and Issuer

Class of Equity Security:  Class A Common Stock, No Par Value.

Name and Address of Principal Executive Office of Issuer:  Citizens Financial Corporation, The Marketplace, Suite 300, 12906 Shelbyville Road, Louisville, Kentucky 40243.

ITEM 2. -                      Identity and Background

The name, business address and present principal occupations or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each Reporting Person is set forth below:

Darrell R. Wells

(a)	Name: Darrell R. Wells
(b)	Business Address: 4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207
(c)	Present principal occupation: General Partner, Security Management Company, principal business - investments, 4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207
(d)	Criminal proceedings during past five years: None
(e)	Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
None
(f)	Citizenship: United States

Margaret A. Wells

(a)	Name: Margaret A. Wells
(b)	Business Address: 4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207
(c)	Present principal occupation: Property Management Consultant
(d)	Criminal proceedings during past five years: None
(e)	Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
None
(f)	Citizenship: United States

SMC Retirement Trust, Darrell R. Wells Individual Trust

(a)	Name: SMC Retirement Trust, Darrell R. Wells Individual Trust
(b)	Business Address: 4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207
(c)	Present principal occupation: Not applicable
(d)	Criminal proceedings during past five years: None
(e)	Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
None
(f)	Citizenship: United States

Security Trend Partners

(a)	Name: Security Trend Partners (a Kentucky limited partnership)
(b)	Business Address: 4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207
(c)	Present principal occupation: Security Trader
(d)	Criminal proceedings during past five years: None
(e)	Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
None

Darrell R. Wells is the sole General Partner of Security Trend Partners.

Exbury Partners

(a)	Name: Exbury Partners (a Kentucky limited partnership)
(b)	Business Address: 4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207
(c)	Present principal occupation: Security Trader
(d)	Criminal proceedings during past five years: None
(e)	Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
None

Darrell R. Wells is the sole General Partner of Exbury Partners.

SMC Advisors, Incorporated

(a)	Name: SMC Advisors, Incorporated (a Kentucky corporation)
(b)	Business Address: 4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207
(c)	Present principal occupation: Security Trader
(d)	Criminal proceedings during past five years: None
(e)	Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
None

Darrell R. Wells is President of SMC Advisors, Incorporated.

Directors and Executive Officers of SMC Advisors, Incorporated

Name	Residence or Business Address	Present Principal Occupations or Employment
Darrell R. Wells	4350 Brownsboro Road, Suite 310 Louisville, Kentucky 40207	General Partner, Security Management Company

All of the directors and executive officers of SMC Advisors, Incorporated are citizens of the United States and during the last five years, none of the directors or executive officers of SMC Advisors, Incorporated [i] has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Commonwealth Bancshares, Inc.

(a)	Name: Commonwealth Bancshares, Inc. (a Kentucky corporation)
(b)	Business Address: 4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207
(c)	Present principal occupation: Bank holding company
(d)	Criminal proceedings during past five years: None
(e)	Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
None

Darrell R. Wells is Chairman of Commonwealth Bancshares, Inc.

Directors of Commonwealth Bancshares, Inc.

Name	Residence or Business Address	Present Principal Occupation or Employment

Darrell R. Wells	4350 Brownsboro Road, Suite 310 Louisville, Kentucky 40207	General Partner, Security Management Company
Rebecca M. Irvine	499 Lightfoot Road Louisville, Kentucky 40207	Homemaker/Civic Volunteer
Wayne H. Wells	18 Westwind Rd. Louisville, Kentucky 40207	Real Estate
Margaret A. Wells	4350 Brownsboro Road, Suite 310 Louisville, Kentucky 40207	Property Management Consultant
Y. Peyton Wells	130 St. Matthews Ave, Suite 301 Louisville, KY 40207	Restaurant Executive, WW Cousins Systems, Inc.
L. Crawford Wells	130 St. Matthews Ave, Suite 301 Louisville, KY 40207	Restaurant Executive
Perry C. Day	7135 Houston Rd. Florence, KY 41042	CEO, First Security Trust Bank
James R. Rucker	4350 Brownsboro Rd, Suite 310 Louisville, KY 40207	CEO, Commonwealth Bank & Trust Co.
B. A. Thomas Jr.	5700 Cropper Rd Shelbyville, KY 40065	Retired

Executive Officers of Commonwealth Bancshares, Inc.

(who are not directors of Commonwealth Bancshares, Inc.)

Name	Residence or Business Address	Present Principal Occupation or Employment
Michael E. Dugle	4350 Brownsboro Road, Suite 310 Louisville, Kentucky 40207	CFO, Commonwealth Bank & Trust Company

All of the directors and executive officers of Commonwealth Bancshares, Inc. are citizens of the United States and during the last five years, none of the directors or executive officers of Commonwealth Bancshares, Inc. [i] has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Commonwealth Bank and Trust Company, Trustee for Darrell R. Wells Irrevocable Trust

(a)	Name: Commonwealth Bank and Trust Company, Trustee for Darrell R. Wells Trust Under Agreement
(b)	Business Address: 4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207
(c)	Present principal occupation: Not applicable
(d)	Criminal proceedings during past five years: None
(e)	Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
None
(f)	Citizenship: United States

Darrell R. Wells Money Pension Plan

(a)	Name: Darrell R. Wells Money Pension Plan
(b)	Business Address: 4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207
(c)	Present principal occupation: Not applicable
(d)	Criminal proceedings during past five years: None
(e)	Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
None
(f)	Citizenship: United States

ITEM 3. -	Source and Amount of Funds or Other Consideration.

This Schedule 13D was originally filed following the Issuer’s initial registration of a class of securities under Section 12 of the Securities Exchange Act of 1934.  The registration, which was effective June 29, 1992, covered the Issuer’s Class A Common Stock.  No purchase of the Class A Common Stock by any Reporting Person was reported therein and information concerning the source and amount of funds or other consideration with respect to prior acquisitions was not regarded as material.

Amendment No. 1 to Schedule 13D, filed on or about December 23, 1992, was occasioned by two (2) purchases by Exbury Partners of a total of 18,000 shares of the Class A Common Stock at a total cost of $99,000 and one (1) purchase by Security Trend Partners of 20,000 shares of the Class A Common Stock at a cost of $105,000.  Exbury Partners and Security Trend Partners used partnership funds in each of these purchases.

Amendment No. 2 to Schedule 13D, filed on or about November 15, 1993, was occasioned by three (3) purchases by Security Trend Partners of a total of 14,423 shares of the Class A Common Stock at a total cost of $75,901.50.  Security Trend Partners used partnership funds in each of these purchases.  In addition, Darrell R. Wells received 4,000 shares of the Class A Common Stock pursuant to a final distribution made by the Estate of Rita Wells.  Prior to the final distribution, Mr. Wells had been deemed the beneficial owner of all of the 8,000 shares of the Class A Common Stock held by the Estate of Rita Wells.  The Estate of Rita Wells then ceased to be a member of the Reporting Persons.

Amendment No. 3 to Schedule 13D, filed on or about January 8, 1996, was occasioned by three (3) purchases of the 1995 Class B Convertible Preferred Stock of the Issuer (the “Preferred Stock”) by Reporting Persons.  Each share of the Preferred Stock was immediately convertible, at the then-current conversion rate, into two thousand (2,000) shares of the Class A Common Stock of the Issuer.  Security Trend Partners purchased one hundred (100) shares of the Preferred Stock (which was convertible into two hundred thousand (200,000) shares of the Class A Common Stock) for $1,100,000 from the Issuer.  Security Trend Partners used working capital to purchase the Preferred Stock.  SMC Retirement Trust, Frank T. Kiley Individual Trust, whose ownership was then reportable under this Schedule 13D, purchased nine (9) shares of the Preferred Stock (which was convertible into eighteen thousand (18,000) shares of the Class A Common Stock) for $99,000 from the Issuer.  SMC Retirement Trust, Frank T. Kiley Individual Trust used personal funds to purchase the Preferred Stock.  Commonwealth Bancshares, Inc. purchased nine (9) shares of the Preferred Stock (which was convertible into eighteen thousand (18,000) shares of the Class A Common Stock) for $99,000 from the Issuer.  Commonwealth Bancshares, Inc. used working capital to purchase the Preferred Stock.  All of the transactions described above were closed on December 15, 1995.

Amendment No. 4 to Schedule 13D, filed on or about February 9, 1996, was occasioned by three (3) purchases of the Preferred Stock by certain Reporting Persons.  Each share of the Preferred Stock was immediately convertible, at the then-current conversion rate, into two thousand (2,000) shares of the Class A Common Stock of the Issuer.  Darrell R. Wells purchased thirty (30) shares of the Preferred Stock (which was convertible into sixty thousand (60,000) shares of the Class A Common Stock) for $330,000 from the Issuer.  Mr. Wells used personal funds to purchase the Preferred Stock.  National City Bank, Kentucky, Trustee for Darrell R. Wells Trust Under Agreement (now known as Commonwealth Bank & Trust, Trustee for Darrell R. Wells Trust Under Agreement), purchased twenty-two (22) shares of the Preferred Stock (which was convertible into forty-four thousand (44,000) shares of the Class A Common Stock) for $242,000 from the Issuer, using personal funds to purchase the Preferred Stock.  Darrell R. Wells Money Pension Plan purchased thirty-seven (37) shares of the Preferred Stock (which was convertible into seventy-four thousand (74,000) shares of the Class A Common Stock) for $407,000 from the Issuer.  Darrell R. Wells Money Pension Plan used personal funds to purchase the Preferred Stock.  All of the transactions described above were closed on January 19, 1996.

Amendment No. 5 to Schedule 13D, filed June 10, 1997, was occasioned by the sale by Darrell R. Wells of two (2) shares of the Preferred Stock (which was convertible into four thousand (4,000) shares of the Class A Common Stock) to a person who is not a Reporting Person for $22,000.  The transaction was closed on May 15, 1996.

Amendment No. 6 to Schedule 13D, filed September 30, 1998, was occasioned by one purchase and one sale by Security Trend Partners.  On July 28, 1997, Security Trend Partners purchased eight hundred (800) shares of the Issuer’s Class A Common Stock for a purchase price of $5.25 per share.  Security Trend Partners used working capital to purchase the shares of Class A Common Stock.  On May 28, 1998, Security Trend Partners sold 5,000 shares of the Class A Common Stock of the Issuer at a price of $13.50 per share.  In addition, in August and September 1998, several of the Reporting Persons elected to convert a total of 205 shares of the Preferred Stock of the Issuer into shares of the Issuer’s Class A Common Stock.  Each share of the Preferred Stock was converted into two thousand (2,000) shares of the Class A Common Stock, for a total of 410,000 shares of Class A Common Stock.

Amendment No. 7 to Schedule 13D, filed February 11, 2004, was occasioned by the purchase by Darrell R. Wells and Security Trend Partners of one thousand three hundred seventy-two (1,372) shares each of the Class A Common Stock.

Amendment No. 8 to Schedule 13D, filed June 8, 2007, was occasioned by the purchase by Margaret A. Wells of the shares of Class A Common Stock owned by Frank T. Kiley (6,303 shares) and SMC Retirement Trust, Frank T. Kiley Individual Trust (18,000 shares), on April 2 and May 25, 2007, respectively.  Following such purchases, Mr. Kiley and SMC Retirement Trust, Frank T. Kiley Individual Trust, were no longer reporting persons.

This Amendment No. 9 to Schedule 13D follows the reverse stock split of the Class A Common Stock by the Company on November 13, 2007.  The reverse stock split was effected to reduce the number of record shareholders of the Company to fewer than three hundred (300) in connection with the Company’s going-private transaction, as further described in the Company’s definitive proxy statement filed on October 4, 2007.  Pursuant to the reverse stock split, one (1) share of Class A Common Stock was issued in exchange for every two hundred fifty (250) shares of then-outstanding Class A Common Stock, with cash paid in lieu of any fractional shares.

ITEM 4. -	Purpose of Transaction

The Reporting Persons acquired the Class A Common Stock of the Issuer for investment.  None of the Reporting Persons has any present plans or proposals that relate to or would result in [a] the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer, although individual Reporting Persons have indicated an interest in purchasing additional shares of the Class A Common Stock as they become available; [b] an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; [c] a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; [d] any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; [e] any material change in the present capitalization or dividend policy of the Issuer; [f] any other material change in the Issuer’s business or corporate structure; [g] any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or [h] an action similar to any of those enumerated above.  Each Reporting Person reserves a right to formulate plans or proposals to take actions, similar to those described in the preceding clauses [a] through [h] and with respect to any other matters as such Reporting Person may determine.  In addition, certain Reporting Persons acting in the usual and ordinary course of their capacities as directors and officers of the Issuer may from time to time consider transactions and decisions similar to those described in the preceding clauses [a] through [h].  As described above in Item 3 and disclosed in the Company’s filings with the Commission, the Company has effected a reverse stock split of its Class A Common Stock for the purpose of causing such Class A Common Stock to be delisted from the NASDAQ Capital Market and eligible for termination of registration pursuant to Section 12(g)(4) of the Act.  The Company filed a Form 15 with the Commission on November 13, 2007, giving notice of the termination of registration of the Class A Common Stock pursuant to Section 12(g)(4) of the Act.

ITEM 5. -	Interest in Securities of the Issuer

(a)
As of November 14, 2007 the Reporting Persons beneficially owned 3,922 shares of Class A Common Stock which constitutes approximately 70.7% of the Class A Common Stock.  The beneficial ownership of Class A Common Stock by each of the Reporting Persons is as follows:

Darrell R.Wells	3,922	70.7%*
Margaret A.Wells	97	1.7%
SMC Retirement Trust, Darrell R.Wells Individual Trust	266	4.8%
Security Trend Partners	1,261	22.7%
Exbury Partners	462	8.3%
SMC Advisors, Incorporated	32	0.6%
Commonwealth Bancshares, Inc.	269	4.8%
Commonwealth Bank & Trust, Trustee for Darrell R.Wells Irrevocable Trust	176	3.2%
Darrell R.Wells Money Pension Plan	356	6.4%
*   Includes shares owned of record by Darrell R. Wells and all other persons named herein.

(b)	Sole Voting and/or Dispositive Power:

Shares with regard to which Darrell R. Wells has sole voting and dispositive power:

Darrell R.Wells	1,003
SMC Retirement Trust, Darrell R.Wells Individual Trust	266
Security Trend Partners	1,261
Exbury Partners	462
SMC Advisors, Incorporated	32
Commonwealth Bank & Trust, Trustee for Darrell R.Wells Irrevocable Trust	176
Darrell R.Wells Money Pension Plan	356

Shares with regard to which Margaret A. Wells has sole voting and dispositive power:

Margaret A.Wells	97
Shares with regard to which voting and dispositive power are shared:

Commonwealth Bancshares, Inc.	269
Voting and dispositive power shared by Darrell R. Wells, Chairman, Rebecca M. Irvine, Director, Wayne H. Wells, Director, Margaret A. Wells, Director, Y. Peyton Wells, Director, L. Crawford Wells, Director, Perry C. Day, Director, James R. Rucker, Director and B.A. Thomas, Jr., Director.

(c)	None.

(d)	To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Class A Common Stock.

(e)	Not applicable.

ITEM 6. -	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. -	Material to be Filed as Exhibits.

Exhibit 1. - Agreement among Reporting Persons dated June 8, 2007 for the filing of a single Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) (previously filed as Exhibit 1 to Amendment No. 8 to the Schedule 13D).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2007

 /s/ Darrell R. Wells
Darrell R. Wells, in each of the following capacities:

Darrell R. Wells, Individually
SMC Retirement Trust, Darrell R.
      Wells Individual Trust, Trustee
Exbury Partners, General Partner
SMC Advisors, Incorporated,
      President
Security Trend Partners, General
      Partner
Commonwealth Bancshares, Chairman of
      the Board
Commonwealth Bank & Trust, Trustee
      for Darrell R. Wells Irrevocable Trust, Beneficiary
Darrell R. Wells Money Pension Plan,
      Trustee

/s/ Margaret A. Wells Margaret A. Wells